EXHIBIT 99.1

Westport Files Replacement Preliminary Short Form Base Shelf Prospectus

VANCOUVER, British Columbia, April 14, 2023 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX: WPRT / Nasdaq: WPRT) announces it has filed a preliminary short form base shelf prospectus (once filed in final form and received by the relevant Canadian securities regulatory authorities, the “Shelf Prospectus”) with the securities commissions in each of the provinces and territories of Canada. The Company’s current base shelf prospectus and corresponding shelf registration statement expires on April 16, 2023.

The Shelf Prospectus, when made final, will allow Westport to offer up to USD$200,000,000 of common shares, preferred shares, subscription receipts, warrants, options or any combination thereof during the 25-month period that the Shelf Prospectus will be effective. The Shelf Prospectus will enable Westport to access new capital or issue securities in connection with strategic acquisitions if and when needed. The amount and timing of any future offerings or issuances will be based on the Company’s financial requirements and market conditions at that time.

The specific terms of any future offering or issuance under the Shelf Prospectus will be established at the time of such offering. There are currently no offerings or issuances planned under the Shelf Prospectus. At the time any of the securities covered by the Shelf Prospectus are offered for sale, a prospectus supplement containing specific information about the terms of such offering will be filed with applicable Canadian securities regulatory authorities. The securities covered by the Shelf Prospectus have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. No securities may be sold, nor may offers to buy be accepted, prior to the time the Shelf Prospects becomes effective.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction. A copy of the preliminary short form base shelf prospectus can be found on SEDAR at www.sedar.com.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com